September 24, 2025

Thomas Fontaine
Chief Executive Officer
Activate Energy Acquisition Corp.
c/o Appleby Global Services (Cayman) Limited
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Activate Energy Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 29, 2025
           CIK No. 0002083689
Dear Thomas Fontaine:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure in paragraph 7. Please also clarify, here and in the summary, whether the shares redeemed in connection with a charter amendment will also be subtracted from the calculation of any adjustment to the conversion ratio for Class B ordinary shares
2. We note disclosure on page 22 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will effect an appropriate mechanism to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be
 September 24, 2025
Page 2

       issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the
purchasers    equity
       interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of
       Regulation S-K.
3. Where you have disclosure in the ninth paragraph regarding compensation to the sponsor and its affiliates, please include a cross-reference to the locations of related disclosure in the prospectus.
Summary
Sponsor Information, page 13

4. For any directors who are also affiliates of the sponsor, please include the indirect interest they will receive in your founder shares through membership interests in the sponsor in the tabular disclosure on page 14. Please see Item 1602(b)(6) of Regulation
       S-K.
Proposed Buisness
Prior SPAC Experience, page 124

5. We note your disclosure that your management does not have prior SPAC experience.
       Please provide risk factor disclosure to address the risks of your management having no experience running a SPAC.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pamela Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Michael J. Blankenship, Esq.